Press Release	Source: Left Right Marketing Technology Inc.

Left Right Marketing Technology to Purchase Las Vegas Real Estate

Monday May 10, 1:20 pm ET

LAS VEGAS--(BUSINESS WIRE)--May 10, 2004--Left Right Marketing Technology Inc. (OTC BB: LRMK - News) announced today they have signed a Binding Letter of Intent to purchase D.S. Properties LLC, owners of the 20,000-square-foot building LRMK currently occupies.

Following the completion of the transaction between LRMK and Crazy Grazer LLC two weeks ago, the company moved quickly to complete negotiations on its next acquisition, D.S. Properties, whose primary asset is a $4.2 million class-A office building located in the Hughes Airport Center, just off the Las Vegas Strip.

When asked about the acquisition, President/CEO Mick Hall said, "As president/CEO of LRMK, my job is to add value to the company today, and to show the way to a prosperous future. Purchasing this prime piece of real estate accomplishes both. Anyone familiar with Las Vegas knows that the city is growing by leaps and bounds, and property values are increasing at a record pace. The building LRMK is purchasing has increased in value by over $1 million in the past 12 months and the Las Vegas real estate market is still climbing."

LRMK executives expect the purchase of D.S. Properties to be completed within the next 90 days.

Investors and LRMK stockholders are urged to read LRMK's annual report on Form 10-KSB and Forms 8-K, available free of charge on the SEC's Web site, www.sec.gov.

Forward-Looking Statements: The statements in this press release regarding D.S. Properties and the Las Vegas real estate market, any benefits of the anticipated real estate market increases, anticipated perceptions of stockholders based on real estate purchase actions, property values, the company's future success, the company's ability to take advantage of market trends, the success of e-commerce, future opportunities and any other effect, result or aspect of the transactions and any other statements, which are not historical facts, are forward-looking statements. Such statements involve risks and uncertainties, including, but not limited to, costs and difficulties related to the integration of acquired business, costs, delays, and any other difficulties related to the outlet store launch, risks and effects of legal and administrative proceedings and governmental regulation, future financial and operational results, competition, general economic conditions, and the ability to manage and continue growth. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated. We undertake no obligation to revise or update such statements to reflect current events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Contact:

Left Right Marketing Technology Inc., Las Vegas

Mick Hall, 702-260-4700

Fax: 702-260-9886